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                              February 10, 2023

       Ari Segal
       Chief Executive Officer
       Games & Esports Experience Acquisition Corp.
       7381 La Tijera Blvd.
       P.O. Box 452118
       Los Angeles, CA 90045

                                                        Re: Games & Esports
Experience Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 6,
2023
                                                            File No. 001-41113

       Dear Ari Segal:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 6, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the
 Ari Segal
Games & Esports Experience Acquisition Corp.
February 10, 2023
Page 2
      consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameAri Segal
                                                    Division of Corporation
Finance
Comapany NameGames & Esports Experience Acquisition Corp.
                                                    Office of Real Estate &
Construction
February 10, 2023 Page 2
cc:       Michael Heinz
FirstName LastName